Exhibit 7.1

Statement explaining computation of ratio of “Earnings to fixed charges” under IFRS

			Year ended December 31,
			2009(1)	2008 (Restated)(1)	2007 (Restated)(1)	2006 (Restated)(1)	2005 (Restated)(1)
			(millions of Euro)
Earnings
Profit before tax from continuing operations			3,339	2,894	4,120	5,366	5,596
Fixed charges			2,177	2,375	2,445	2,516	2,594
Amortization of capitalized interest and issue debt discounts or premiums			—	—	—	—	—
Dividends from associates and joint ventures accounted for using the equity method			20	54	50	49	66
Share of losses of associates and joint ventures accounted for using the equity method			11	14	2	7	149
Capitalized interest for the applicable period			—	—	—	—	—
Share of earnings of associates and joint ventures accounted for using the equity method			(80)	(79)	(89)	(59)	(173)

	(A	)	5,467	5,258	6,528	7,879	8,232
Fixed charges
Interest expenses (both expensed and capitalized)			2,129	2,333	2,416	2,488	2,565
Issue costs and any original issue debt discounts or premiums			7	7	7	7	7
Estimated interest within rental expense for operating leases			41	35	22	21	22

	(B	)	2,177	2,375	2,445	2,516	2,594
Ratio of Earnings to fixed charges (A/B)			2.51	2.21	2.67	3.13	3.17

(1)

The data for the years ended December 31, 2008, 2007, 2006 and 2005 have been restated as a result of the correction of errors due to the Telecom Italia Sparkle case and the changes in accounting principles (IFRIC 13) as well as for comparison purposes, because starting from 2009 HansNet Telekommunikation GmbH has been treated as a discontinued operations/Non-current asset held for sale.